UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Form 4	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

X Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1 (b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director __ Owner
_ Officer __ Other
(give title below) (specify below)
Erick Friedman	AMIN
601 Cien Street, Suite 235	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 10/2002	7. Individual or Joint/Group Filing
(Check Applicable)
Kemah, TX 77565		6. If Amendment, Date of Original (Month/Day/Year) N/A	X Form filed by One
__Form filed by More than One Reporting person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at the end of Month	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price
Common Stock Common Stock Common Stock Common Stock	06-18-2002 06-18-2002 02-01-2002 09-09-2002	A P P A	1,000 1,000 2,000 9,650	A A A A	$2.00	100,000	D D	N/A

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, and convertible securities)

1. Title of Derivative Security	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Security		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Owner- ship of Derivative Security: Direct (D) or Indirect	11. Nature of Indirect Beneficial Ownership
				(A)	(D)	Date Exercisable	Expiration	Title	Amount or Number of Shares

Explanation of Responses

By /s/ Erick Friedman, November 25, 2002
Signature of reporting Person Date